CLASS C PREFERRED UNIT PURCHASE AGREEMENT

THIS CLASS C PREFERRED UNIT PURCHASE AGREEMENT (this "**Agreement**"), is made as of [EFFECTIVE DATE] by and among Riff LLC, an Oregon limited liability company (the "**Company**") and the investors listed on Exhibit A attached to this Agreement (each a "**Purchaser**" and together the "**Purchasers**").

The parties hereby agree as follows:

1. Purchase and Sale of Preferred Units.

1.1 Sale and Issuance of Preferred Units. The Company is authorized to sell up to 2,590,497 Class C Preferred Units (rounded down to the nearest whole Unit) through the Wefunder Portal LLC ("**Wefunder**") investment platform on the same terms and conditions as those contained in this Agreement (the "**Offering**"). Subject to the terms and conditions of this Agreement, each Purchaser agrees to purchase at the applicable Closing (as defined below) and the Company agrees to sell and issue to each Purchaser at the applicable Closing that number of Class C Preferred Units (the "**Units**"), set forth opposite each Purchaser's name on Exhibit A, at a purchase price as follows:

(a) $0.65 per Unit for the first 384,615 Units sold in the Offering; and

(b) $0.68 per Unit for the remaining Units sold in the Offering.

1.2 Closing; Delivery.

(a) The initial purchase and sale of the Units shall take place remotely via the exchange of documents and signatures, at such time and place as the Company and the Purchasers mutually agree upon, orally or in writing (which time and place are designated as the "**Initial Closing**"). In the event there is more than one closing, the term "**Closing**" shall apply to each such closing unless otherwise specified.

(b) At each Closing, the Company shall deliver to each Purchaser acknowledgment of the Units being purchased by such Purchaser at such Closing against payment of the purchase price therefor.

1.3 Sale of Additional Units. After the Initial Closing, the Company may sell, on the same terms and conditions as those contained in this Agreement, up to that number of Units available in the Offering that remain unsold (the "**Additional Units**"), to one (1) or more purchasers (the "**Additional Purchasers**").

1.4 Use of Proceeds. The Company will use the proceeds from the sale of the Units for product development and other general business purposes.

1.5 Defined Terms Used in this Agreement. In addition to the terms defined above, the following terms used in this Agreement shall be construed to have the meanings set forth or referenced below.

(a) “**Code**” means the Internal Revenue Code of 1986, as amended.

(b) “**Knowledge**” including the phrase “**to the Company’s knowledge**” shall mean the actual knowledge of the managers of the Company.

(c) “**Person**” means any individual, corporation, partnership, trust, limited liability company, association or other entity.

(d) “**Purchaser**” means each of the Purchasers who is initially a party to this Agreement and any Additional Purchaser who becomes a party to this Agreement at a subsequent Closing under Section 1.2(b).

(e) “**Securities Act**” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

(f) “**Transaction Agreements**” means this Agreement, the Company’s Second Amended and Restated Operating Agreement, as amended from time to time, and any other documents related to the Offering.

2. Representations and Warranties of the Company. The Company hereby represents and warrants to each Purchaser that the following representations are true and complete as of the date of the Initial Closing:

2.1 Organization, Validly Existing, and Qualification. The Company is a limited liability company duly organized and validly existing under the laws of the State of Oregon and has all requisite power and authority to carry on its business as now conducted and as presently proposed to be conducted.

2.2 Valid Issuance of Units. The Units, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Agreement, will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer under the Company’s Operating Agreement, applicable state and federal securities laws and liens or encumbrances created by or imposed by a Purchaser.

3. Representations and Warranties of the Purchasers. Each Purchaser hereby represents and warrants to the Company, severally and not jointly, that:

3.1 Authorization. The Purchaser has full power and authority to enter into the Transaction Agreements. The Transaction Agreements to which the Purchaser is a party, when executed and delivered by the Purchaser, will constitute valid and legally binding obligations of the Purchaser, enforceable against such Purchaser in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and any other laws of general application affecting enforcement of creditors’ rights generally, and as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies, or (b) to the extent the indemnification provisions contained in the Investors’ Rights Agreement may be limited by applicable federal or state securities laws.

3.2 Restricted Securities. The Purchaser understands that the Units have not been, and will not be, registered under the Securities Act, by reason of a specific exemption from the registration provisions of the Securities Act which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of the Purchaser's representations as expressed herein. The Purchaser understands that the Units are "restricted securities" under applicable U.S. federal and state securities laws and that, pursuant to these laws, the Purchaser must hold the Units indefinitely unless they are registered with the Securities and Exchange Commission and qualified by state authorities, or an exemption from such registration and qualification requirements is available. The Purchaser acknowledges that the Company has no obligation to register or qualify the Units for resale except as set forth in the Investors' Rights Agreement. The Purchaser further acknowledges that if an exemption from registration or qualification is available, it may be conditioned on various requirements including, but not limited to, the time and manner of sale, the holding period for the Units, and on requirements relating to the Company which are outside of the Purchaser's control, and which the Company is under no obligation and may not be able to satisfy. The Purchaser understands that this offering is not intended to be part of the public offering, and that the Purchaser will not be able to rely on the protection of Section 11 of the Securities Act.

3.3 No Public Market. The Purchaser understands that no public market now exists for the Units, and that the Company has made no assurances that a public market will ever exist for the Units.

3.4 Legends. The Purchaser understands that the Units and any securities issued in respect of or exchange for the Units, may be notated with one or all of the following legends:

> "THE UNITS REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AND HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF. NO SUCH TRANSFER MAY BE EFFECTED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL IN A FORM SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT OF 1933."

(a) Any legend set forth in, or required by, the other Transaction Agreements.

(b) Any legend required by the securities laws of any state to the extent such laws are applicable to the Units represented by the certificate, instrument, or book entry so legended.

3.5 Foreign Investors. If the Purchaser is not a United States person (as defined by Section 7701(a)(30) of the Code), the Purchaser hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Units or any use of this Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Units, (ii) any foreign exchange restrictions applicable to such

purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Units. The Purchaser's subscription and payment for and continued beneficial ownership of the Units will not violate any applicable securities or other laws of the Purchaser's jurisdiction.

4. Conditions to the Purchasers' Obligations at Closing. The obligations of each Purchaser to purchase Units at the Initial Closing or any subsequent Closing are subject to the fulfillment, on or before such Closing, of each of the following conditions, unless otherwise waived:

4.1 Representations and Warranties. The representations and warranties of the Company contained in Section 2 shall be true and correct in all respects as of such Closing.

4.2 Performance. The Company shall have performed and complied with all covenants, agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by the Company on or before such Closing.

4.3 Qualifications. All authorizations, approvals or permits, if any, of any governmental authority or regulatory body of the United States or of any state that are required in connection with the lawful issuance and sale of the Units pursuant to this Agreement shall be obtained and effective as of such Closing.

5. Conditions of the Company's Obligations at Closing. The obligations of the Company to sell Units to the Purchasers at the Initial Closing or any subsequent Closing are subject to the fulfillment, on or before the Closing, of each of the following conditions, unless otherwise waived:

5.1 Representations and Warranties. The representations and warranties of each Purchaser contained in Section 3 shall be true and correct in all respects as of such Closing.

5.2 Performance. The Purchasers shall have performed and complied with all covenants, agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by them on or before such Closing.

5.3 Qualifications. All authorizations, approvals or permits, if any, of any governmental authority or regulatory body of the United States or of any state that are required in connection with the lawful issuance and sale of the Units pursuant to this Agreement shall be obtained and effective as of the Closing.

5.4 Operating Agreement. Each Purchaser shall have executed and delivered the Additional Unit Holder or Member Signature Page to the Operating Agreement.

6. Miscellaneous.

6.1 Survival of Warranties. Unless otherwise set forth in this Agreement, the representations and warranties of the Company and the Purchasers contained in or made pursuant to this Agreement shall survive the execution and delivery of this Agreement and each Closing

and shall in no way be affected by any investigation or knowledge of the subject matter thereof made by or on behalf of the Purchasers or the Company.

6.2 Successors and Assigns. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

6.3 Governing Law. This Agreement shall be governed by the internal law of the State of Oregon, without regard to conflict of law principles that would result in the application of any law other than the law of the State of Oregon.

6.4 Counterparts. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, *e.g.*, www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

6.5 Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

6.6 Notices.

(a) General. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt, or (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their address as provided in writing by Wefunder. If notice is given to the Company, a copy (which copy shall not constitute notice) shall also be sent to Jerry Carleton of Immix Law Group PC at 600 NW Naito Parkway, Suite, G, Portland, OR 97209.

(b) Consent to Electronic Notice. Each Purchaser consents to the delivery of any unit holder notice by electronic transmission at the e-mail address provided in writing by Wefunder. To the extent that any notice given by means of electronic transmission is returned or undeliverable for any reason, the foregoing consent shall be deemed to have been revoked until a new or corrected e-mail address has been provided, and such attempted electronic notice shall be ineffective and deemed to not have been given. Each Purchaser agrees to promptly notify the Company of any change in its e-mail address, and that failure to do so shall not affect the foregoing.

6.7 Amendments and Waivers. Any term of this Agreement may be amended, terminated or waived only with the written consent of the Company and (i) the holders of at least

a majority of the then-outstanding Units; provided, however, the Company may unilaterally update Exhibit A with Additional Purchasers upon receipt of payment of the Purchase Price and fully executed Transaction Agreements. Any amendment or waiver effected in accordance with this Section 6.7 shall be binding upon the Purchasers and each transferee of the Units, each future holder of all such securities, and the Company.

6.8 Severability. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

6.9 Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power or remedy of such non-breaching or non-defaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

6.10 Entire Agreement. This Agreement (including the Exhibits hereto), the Restated Certificate and the other Transaction Agreements constitute the full and entire understanding and agreement between the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties are expressly canceled.

6.11 Dispute Resolution. The parties (a) hereby irrevocably and unconditionally submit to the jurisdiction of the state courts of Oregon and to the jurisdiction of the United States District Court for the District of Oregon for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in the state courts of Oregon or the United States District Court for the District of Oregon, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court.

WAIVER OF JURY TRIAL: EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE OTHER TRANSACTION DOCUMENTS, THE SECURITIES OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS

(INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE].

Number of Shares: [SHARES]

Aggregate Purchase Price: $[AMOUNT]

COMPANY:

Riff LLC

Founder Signature

Name: [FOUNDER_NAME]

Title: [FOUNDER_TITLE]

Read and Approved (For IRA Use Only):

By: ______________________________

SUBSCRIBER:

[ENTITY NAME]

By: Investor Signature

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[ ] Accredited

[X] Not Accredited

EXHIBIT A

SCHEDULE OF PURCHASERS

Name	**No. Class C Preferred Units Purchased**	**Price per Unit**	**Total Purchase Price**
[ENTITY NAME]	[SHARES]	$0.68	$[AMOUNT]

<u>EXHIBIT B</u>

FORM OF SECOND AMENDED AND RESTATED OPERATING AGREEMENT

[see attached]

RIFF LLC

SECOND AMENDED AND RESTATED OPERATING AGREEMENT

Table of Contents

SECOND AMENDED AND RESTATED OPERATING AGREEMENT
OF
RIFF LLC
an Oregon Limited Liability Company

This First Amended and Restated Operating Agreement (the "Agreement") is made and entered into effective 11/12/2021 ___________ ___, 2021.

Article I
Formation

1.01 Name. The name of the limited liability company (the "Company") is Riff LLC.

1.02 Articles of Organization. Articles of Organization were filed with the Oregon Secretary of State on May 25, 2017.

1.03 Duration. The duration of the Company shall be perpetual.

1.04 Principal Place of Business. The principal office of the Company shall be 714 NE 10th Street, Bend, Oregon 97701. The Manager may relocate the principal office or establish additional offices from time to time.

1.05 Registered Office and Registered Agent. The Company's registered office shall be at 600 NW Naito Pkwy, Suite G, Portland, Oregon 97209, and the name of its registered agent at such address shall be Immix Services Inc.

Article II
Members, Contributions And Interests

2.01 Units, Names and Addresses.

(a) Member interests in the Company shall be issued in the form of Membership units ("Units").

(b) The Company authorizes three classes of Units: Class A Voting Units, Class B Nonvoting Units, and Class C Preferred Units. Class A Voting Units and Class B Nonvoting Units shall be identical except that only Class A Voting Units have a vote, unless otherwise expressly provided in this Agreement. Notwithstanding the foregoing, Class B Units will have a vote if there are no Class A Units held by Members. Class B Units shall never become Class A Units.

(c) The Company may issue Class C Preferred Units on terms as are approved by the Managers, including the price paid to the Company per unit (such price paid for a particular unit hereinafter referred to as the "Initial Purchase Price"). Members holding Class C Preferred Units will have the rights and preferences specified in this Agreement, including, without limitation, rights in the liquidating distributions as provided in Section 8.06. The Class C Preferred Units are a voting class of units.

(d) The names and addresses of the Members, together with the number of Units owned by the Members are kept in the Company's records.

2.02 Issuance of Additional Units. The Company may issue additional Units on terms approved by Members holding at least sixty percent (60%) of Units Eligible to Vote. The Company will use cash capital contributions by new Members for working capital, capital expenditures, payment of, or reimbursement to, the initial Members or Managers of organizational expenses and start-up expenses incurred prior to organization, and provision for contingency reserves.

2.03 Employee and Business Partner Incentive Units and Profits Interests. It may contribute to the Company's success that its employees, managers, consultants, and service providers participate in the Company's growth and success, that they be encouraged to remain in the service of the Company, and that they acquire and maintain ownership interests in the Company.

(a) For the purposes of this Agreement, a Profits Interest is a Class B Nonvoting Unit that carries all of the rights and obligations of other Class B Units in the Company, except that it is issued with no capital account and has no interest in the fair market value of the Company at the time the Profits Interest is issued. Thereafter, however, the Profits Interest shares in the income, gain, profits, and losses accrued after the date of issuance in the same manner as other Units. When Profits Interests are issued, the Company's assets shall be revalued at their fair market value for book accounting purposes and the capital accounts of existing Unit Holders adjusted accordingly. In addition, Profits Interests shall be subject to the vesting and forfeiture restrictions, if any, specified at the time the Profits Interests are issued and, as provided in this Agreement, the Company may elect to repurchase the Profits Interests upon termination of the Profits Interest Holder's termination of employment or services.

(b) Notwithstanding the provisions of Section 2.02, 470,561 of the Class B Nonvoting Units of the Company are hereby reserved for issuance, as Profits Interests, to such employees, managers, or service providers of the Company as may from time to time be designated by the Managers, upon such terms and conditions, including vesting and forfeiture restrictions, as may be agreed by the Managers and the recipients, and subject to such other terms and conditions as may be applicable pursuant to federal or state securities laws or the Internal Revenue Code of 1986 or regulations promulgated thereunder. If the foregoing conditions are met, the Managers shall have the complete authority to issue Profits Interests to employees, managers, and other service providers of the Company, with such terms and conditions as the Managers may reasonably approve, on behalf of the Company with regard to an aggregate of up to 470,561 of the Class B Nonvoting Units of the LLC. Members holding more than sixty percent (60%) of the Units Eligible to Vote may increase the number of Profits Interests that the Company may issue pursuant to this Section 2.03.

(c) Profits Interests may be issued as assignee interests (and shall be issued as assignee interests unless the grant agreement specifically indicates that they are not assignee interests). The Managers may specify the conditions upon which the holders of the Profits Interests will be admitted as Members. At a minimum, the holder must agree to be bound by the terms of this Agreement.

2.04 Other Business of Members. Except as may be provided in any separate agreement, it is specifically and clearly agreed that a Member may, directly or indirectly, engage in, own an interest in, or act as an officer, director, employee, member, consultant, or advisor to any other business, including a business that could be deemed to compete with the Company directly or indirectly, provided, however, that no such Member may use confidential and proprietary information of the Company in connection with any such competing business. Each Unit Holder agrees to keep any such information, documents, and records received from the Company or its Unit Holders confidential and to not disclose such information, documents, and records to third parties other than the Unit Holder's lawyer, accountant, or financial advisor in the course of providing advice to the Unit Holder.

2.05 Additional Contributions. Additional capital contributions shall be accepted from existing Unit Holders only if the Managers approve and set the maximum total amount of the additional capital contributions. If the Managers do so, the Unit Holders shall have the opportunity (but not the obligation) to make such additional capital contributions on a pro-rata basis in accordance with their Units. If any Unit Holder elects to make less than the Unit Holder's pro-rata share of any additional capital contributions, the others may contribute the difference on a pro-rata basis in accordance with their ownership interests or on any other basis they may agree upon; in such case, the contributing Unit Holders shall be issued additional Class B Nonvoting Units in the Company with an issue price per unit equal to the net book value of the Company (prior to the contributions) as determined by the Company's regularly employed certified public accountant divided by the total number of outstanding Units (regardless of class).

2.06 No Interest on Capital Contributions. No interest shall be paid on capital contributions.

2.07 Capital Accounts. An individual capital account shall be maintained for each Unit Holder. Each Unit Holder's capital account shall be (a) credited with all capital contributions by such Unit Holder and the Unit Holder's distributive share of all income and gain (including any income exempt from federal income tax), and (b) charged with the amount of all distributions to such Unit Holder and the Unit Holder's distributive share of losses and deductions. Capital accounts shall be maintained in accordance with federal income tax accounting principles as set forth in Treas. Reg. § 1.704-1(b)(2)(iv) or any successor provision.

Article III
Member Meetings

3.01 Meetings. A meeting of the Members shall be held (a) if it is called by the Managers or (b) if Members holding at least thirty percent (30%) of the Units Eligible to Vote sign, date, and deliver to the Company's principal office a written demand for the meeting, describing the purpose or purposes for which it is to be held. Meetings of Members shall be held at the principal office of the Company or any other place specified in the notice of meeting. At those meetings the Managers will report to the Members in detail about the operations of the Company.

3.02 Notice of Meeting. Notice of the date, time, and place of each meeting of Members shall be given to each Member not earlier than sixty (60) days nor less than ten (10) days before the meeting date. The notice must include a description of the purpose or purposes for which the meeting is called.

3.03 Record Date. The persons entitled to notice of and to vote at a meeting of Members, and their respective membership interests, shall be determined as of the record date for the meeting. The record date shall be a date not earlier than seventy (70) days nor less than ten (10) days before the meeting selected by the Manager. If the Manager does not specify a record date, the record date shall be the date on which notice of the meeting was first mailed or otherwise delivered.

3.04 Quorum. The presence, in person or by proxy, of Members holding at least fifty-one percent (51%) of the outstanding Units Eligible to Vote shall constitute a quorum.

3.05 Proxies. A Member may be represented at a meeting in person or by written proxy granted to another Member or to any other person who has been approved by the Manager in advance of the meeting and who has agreed to be bound by the confidentiality requirements that apply to Unit Holders.

3.06 Voting. Except as otherwise stated in the Articles of Organization, this Agreement, or applicable law, a matter submitted to a vote of the Members shall be deemed approved if the Units Eligible to Vote voted in favor exceed those voted against the matter. The Class A Voting Units and Class C Preferred Units owned by Members who attend any meeting or otherwise participate in any vote of the Members where proper notice per this Agreement has been provided are collectively referred to as the "Units Eligible to Vote." Except as otherwise provided, on each matter requiring action by the Members, each Member shall be entitled to one vote per Class A Voting Unit and one vote per Class C Preferred Unit owned.

Article IV
Management

4.01 Number and Qualifications of Managers. As provided in the Articles of Organization, the Company shall be managed by one or more Managers. A Manager may be an individual or an entity and need not be a Member of the Company. The initial Managers of the Company shall be Paul Evers, Steve Barham, Kevin Smyth, and Bobby Evers, and they shall serve in such capacity until their death, resignation, or removal under Section 4.09. All references in this Agreement to "Managers" shall be deemed to refer to the Manager so long as the Company has only one Manager. All references in this Agreement to "Manager" shall be deemed to refer to all Managers so long as the Company has more than one Manager. Unless otherwise specified herein, when the Company has more than one Manager, each Manager has the power to act as the sole Manager of the Company independent of the other Manager(s).

4.02 Executive Officers. The Company may have such executive officers as are from time to time appointed by the Managers, with such titles as the Managers may designate.

4.03 Employees. Managers may be employed by the Company to act full-time or part-time upon such terms and such compensation as may be approved by the Members. The employment

arrangements, salary and terms of employment of executive officers of the Company shall be set by the Managers. The Company may have such other employees, serving pursuant to such terms of employment, as the Managers or their delegees determine from time to time.

4.04 Election of Managers. Successor Managers shall be elected at meetings of Members called for the purpose of electing Managers. The meeting notice must state that the purpose, or one of the purposes, of the meeting is election of one or more Managers. A successor Manager shall serve for a term ending when the Members next hold a meeting at which one or more Managers are elected or until the Manager's earlier death, resignation, or removal.

4.05 Authority. Subject to restrictions that may be imposed from time to time by the Members, each Manager shall be an agent of the Company with authority to bind the Company in the ordinary course of its business and shall have authority to control the Company's day-to-day operations. Notwithstanding the forgoing, the approval of the Members holding at least sixty percent (60%) of the Units Eligible to Vote will be required in order to approve:

(a) the sale of substantially all of the assets of the Company;

(b) the merger of the Company with another entity in which the Company will not be the surviving entity;

(c) the voluntary dissolution of the Company;

(d) any material and adverse change in the rights, preferences or privileges of the Units;

(e) the creation of any new class of membership units having preference over or being on a parity with the Units;

(f) any redemption of Units other than as provided for in this Agreement;

(g) any increase in the salaries or bonus formulae for the Company's Managers other than as provided in this Agreement or their employment agreements; or

(h) the issuance of additional Units by the Company.

4.06 Other Activities. A Manager may have other business interests and may engage in other activities in addition to those relating to the Company. This section does not change a Manager's duty to act in a manner that the Manager reasonably believes to be in the best interests of the Company.

4.07 Meetings; Notices; Quorum; Voting. If there is more than one Manager, meetings of the Managers may be called by any Manager. Meetings shall be held at the place fixed by the Manager or, if no such place has been fixed, at the principal office of the Company. Oral or written notice of the date, time, and place of any meeting shall be given at least twenty-four (24) hours in advance. Written notice may be delivered personally, given by facsimile or other form of electronic communication, or by mail or private carrier, to each Manager's home address. Written notice shall

be effective at the earliest of the following: (a) when received, (b) when sent by facsimile or other form of electronic communication, or (c) two (2) business days after being mailed. A majority of the Managers shall constitute a quorum. Each Manager shall be entitled to one vote. A matter submitted to a vote of the Managers shall be deemed approved if the votes in favor exceed those against the matter.

4.08 Resignation. A Manager may resign at any time by delivering written notice to any other Manager or to the Members. The resignation is effective when the notice is effective under the Oregon Limited Liability Company Act unless the notice specifies a later effective date. Once delivered, a notice of resignation is irrevocable unless revocation is permitted by the Members. The resignation of a Manager who is also a Member shall not affect the Manager's rights as a Member and shall not constitute a withdrawal of the Member.

4.09 Removal of Manager by Members. The Members may remove any Manager with or without cause. A Manager may be removed by the Members only at a meeting called for the purpose of removing the Manager and the meeting notice must state that the purpose, or one of the purposes, of the meeting is removal of the Manager. An affirmative vote of at least sixty percent (60%) of the Units Eligible to Vote shall be required to remove a Manager.

4.10 Vacancy. If a Manager vacancy occurs, the Members may fill the vacancy as provided in Section 4.04. A vacancy that will occur at a specific later date may be filled before the vacancy occurs, but the new Manager may not take office until the vacancy occurs.

4.11 Other Agents. The sole Manager, or a majority of Managers, if more than one, may authorize in writing any agent to enter into any lawful contract or to otherwise act under the direction of the Managers on behalf of the Company, including as executive officer appointed pursuant to Section 4.02, whether or not such person is a Manager or Member. Such authority shall be confined to the specific instances provided in the document authorizing the agent.

Article V
Actions Without Notice, Without Meeting, Or By Telephone

5.01 Meeting of all Members or Managers. Notwithstanding any other provision of this Agreement, if all of the Members or Managers shall hold a meeting at any time and place, such meeting shall be valid without call or notice and any lawful action taken at such meeting shall be the action of the Members or Managers, respectively.

5.02 Action Without Meeting. Any action required or permitted to be taken by the Members or the Managers at a meeting may be taken without a meeting if (1) a consent in writing describing the action taken is signed by Members or by Managers, as the case may be, holding the greater of (i) sixty percent (60%) of the Units Eligible to Vote or (ii) the number of votes required to pass the action, (2) all Members or all Managers, as the case may be, are notified in writing of the proposed action no later than thirty (30) days after the adoption of the action, and (3) the action is included in the minutes or filed with the Company's records of meetings.

5.03 Meetings by Telephone. Meetings of the Members or Managers may be held by conference telephone or by any other means of communication by which all participants can hear

each other simultaneously during the meeting, and such participation shall constitute presence in person at the meeting.

Article VI
Accounting and Records

6.01 Books of Account. The Company's books and records shall be maintained by the Manager and shall include the information required to be maintained by ORS 63.771. This information includes a register showing the names, addresses, and Units owned by the Unit Holders and the Manager, the Company's Articles of Organization and any amendments thereto, and this Agreement, together with any amendments thereto. Each Member shall have access thereto at all reasonable times. Each Unit Holder agrees to keep any documents and records received from the Company confidential and to not disclose them to third parties (except for agents of the Unit Holder to the extent required to properly represent or assist the Unit Holder).

6.02 Fiscal Year. The fiscal year of the Company shall be the calendar year.

6.03 Accounting Returns. Within ninety (90) days after the close of each fiscal year, the Manager shall cause each Member to receive an unaudited report of the activities of the Company for the preceding fiscal year, including a copy of a balance sheet of the Company as of the end of such year and a statement of income or loss for such year.

6.04 Tax Returns. The Manager shall cause all required federal and state income tax returns for the Company to be prepared and timely filed with the appropriate authorities. Within ninety (90) days after the end of each fiscal year, each Unit Holder shall be furnished a statement suitable for use in the preparation of the Unit Holder's income tax return, showing the amounts of any distributions, contributions, gains, losses, profits, or credit allocated to the Unit Holder during such fiscal year.

Article VII
Allocations and Distributions

7.01 Allocation of Net Profit and Loss. Except as may be required by IRC § 704 and the Treasury Regulations thereunder, net profits, net losses, and other items of income, gain, loss, deduction, and credit shall be apportioned among holders of Units ("Unit Holders") in proportion to their Units (their "profits percentages").

7.02 Determination of Net Profit or Loss.

(a) Computation of Net Profit or Loss. Except as adjusted by Section 7.02(b), the Company's net profit or net loss for any period shall be the Company's taxable income or loss for that period, determined in accordance with IRC § 703(a) (and, for this purpose, all items of income, gain, loss, or deduction required to be stated separately pursuant to IRC § 703(a)(1) shall be included in taxable income or loss).

(b) Adjustments to Net Profit or Loss. For purposes of computing net profit or loss: (a) income and gain exempt from federal income tax and nondeductible expenses under Treas. Reg. § 1.704-1(b)(2)(iv)(i) shall be included; (b) items specially

allocated under Section 7.04 shall be excluded; and (c) when determining income or loss on the disposition of an item of Company property or when determining the cost recovery, depreciation, or amortization deduction with respect to any property, the Company shall use the property's book value determined in accordance with Treas. Reg. § 1.704-1(b).

7.03 Limitation. As long as there is at least one Unit Holder with a positive capital account, the net loss allocated to each Unit Holder for any Company fiscal year pursuant to Section 7.01 shall not exceed the maximum amount of net loss that can be so allocated without causing any Unit Holder to have a deficit capital account at the end of the fiscal year. All net losses in excess of the limitation set forth in this Section 7.03 shall be allocated to the Unit Holders who have positive capital accounts in proportion to their respective positive capital accounts until all such positive capital accounts reach zero. At any time and to the extent there is no Unit Holder with a positive capital account, all net losses shall be allocated according to the Unit Holders' profits percentages. For the purposes of this section and of Section (c), a Unit Holder's capital account will be deemed to include the value of any obligation to restore a capital account deficit, as limited by Treas. Reg. § 1.704-1(c) and as expanded by Treas. Reg. § 1.704-2(g)(1).

7.04 Items Specially Allocated. The following special allocations shall be made for any fiscal year of the Company in the following order:

(a) Member Minimum Gain Chargeback. Except as provided in Treas. Reg. § 1.704-2(i)(4), if for any year there is a net decrease in member minimum gain ("partner nonrecourse debt minimum gain" as described in Treas. Reg. § 1.704-2(i)(2)), any Unit Holder with a share of that member minimum gain as of the beginning of that year must be allocated items of income and gain for that year (and, if necessary, for succeeding years) equal to that Unit Holder's share of the net decrease in the member minimum gain. A Unit Holder's share of member minimum gain and of the net decrease in member minimum gain are determined in accordance with the provisions of Treas. Reg. §§ 1.704-2(i)(4) and 1.704-2(i)(5). The items to be allocated and their method of allocation among the Unit Holders shall be determined pursuant to Treas. Reg. §§ 1.704-2(i)(4) and 2(j)(2).

(b) Member Nonrecourse Deductions. Any member nonrecourse deductions ("partner nonrecourse deductions" as defined in Treas. Reg. §§ 1.704-2(i)(1) and (2)) shall be specially allocated among the Unit Holders according to Treas. Reg. § 1.704-2(i).

(c) Gross Income Offset. If any Unit Holder would otherwise have a deficit capital account at the end of any year in which at least one other Unit Holder would otherwise have a positive capital account, items of Company income and gain shall be specially allocated to the Unit Holders that would otherwise have deficit capital accounts (on a pro rata basis according to their deficit capital accounts) until all such deficit capital accounts are eliminated (but only to the extent such allocation does not create a deficit capital account for any Unit Holder).

7.05 Corrective Allocations. The allocations set forth in Sections 7.03 and 7.04 are intended to comply with the requirements under IRC § 704(b) that allocations of Company income, gain, loss, deduction, and credit be in accordance with the Unit Holders' interests in the Company. The Members intend that, to the extent possible, all allocations made pursuant to Sections 7.03 and 7.04 will, over the term of the Company, be offset either with other allocations pursuant to those sections or with allocations pursuant to this Section 7.05. Accordingly, the Managers shall make offsetting allocations of Company income, gain, loss, or deduction under this Section 7.05 as they determine appropriate so that, after such offsetting special allocations are made, the capital accounts of the Unit Holders are, to the extent possible, equal to the capital accounts each would have if the provisions of Sections 7.03 and 7.04 were not contained in this Agreement and all income, gain, loss, and deduction of the Company were instead allocated pursuant to Section 7.01.

7.06 Other Allocation Rules.

(a) Tax Allocations for Contributed and Revalued Property. Solely for income tax purposes, income, gain, loss, and deduction respecting property contributed to the capital of the Company or revalued in accordance with Section 2.06 and Treas. Reg. § 1.704-1(b)(2)(iv)(f) shall thereafter be allocated in accordance with the rules and principles of IRC § 704(c) and Treas. Reg. § 1.704-3. The allocation method to be applied with respect to property, if any, subject to ceiling rule distortions (as described in Treas. Reg. §§ 1.704-3(b), (c), and (d)) shall, in the case of contributed property, be determined by agreement of the contributing Unit Holder and the Managers (other than the contributing Unit Holder, and if the sole Manager is the contributing Unit Holder, by agreement of the contributing Unit Holder and the other Members) and, in the case of revalued property, be determined by the Managers. Such method shall be determined prior to the time for filing the tax return for the year of contribution or revaluation (excluding extensions). If the traditional method with curative allocations is elected as to any contributed or revalued property (as defined in Treas. Reg. § 1.704-3(c)(1)), the Company may (if it so chooses) elect to offset the effect of the ceiling rule for a prior year with allocations made over any reasonable period of time, as provided in Treas. Reg. § 1.704-3(c)(3)(ii), and/or may (if it so chooses) elect to use gain or loss of any character realized from the disposition of the contributed or revalued property to offset the effects of the ceiling rule as provided in Treas. Reg. § 1.704-3(c)(3)(iii)(B).

(b) Allocation of Recapture Items. Solely for income tax purposes, in making any allocation among the Unit Holders of income or gain from the sale or other disposition of an Company asset, the ordinary income portion, if any, of the income and gain resulting from the recapture of cost recovery or other deductions shall be allocated among those Unit Holders who were previously allocated (or whose predecessors-in-interest were previously allocated) the cost recovery deductions or other deductions resulting in the recapture items, in proportion to the amount of the cost recovery deductions or other deductions previously allocated to them.

(c) Unit Holders' Tax Returns. The Unit Holders are aware of the income tax consequences of the allocations made by this Article VII and hereby agree to be bound by the provisions of this Article VII in reporting their shares of Company income and loss for federal and state income tax purposes.

7.07 Distributions to Pay Tax Liabilities. Within ninety (90) days after the end of each fiscal year, the Company may make, in the Manager's discretion, a distribution in an amount equal to at least (a) the Company's net taxable income during the fiscal year multiplied by (b) the lesser of (i) forty percent (40%) or (ii) the sum of the maximum federal and state individual income tax rates of any Unit Holder in effect for the fiscal year (taking into account the deductibility of state taxes for federal income tax purposes) less (c) the amount of any distributions made by the Company during the fiscal year (other than distributions made during the fiscal year that were required to be made under the provisions of this section with respect to a prior fiscal year). For purposes of this section, the Company's net taxable income shall be the net excess of items of recognized income and gain over the items of recognized loss and deduction reported on the Company's federal income tax return for the taxable year with respect to which the distribution is being made (reduced by net losses for prior years that have not yet been offset by reason of this clause). The Company's obligation to make such a distribution is subject to the restrictions governing distributions under the Oregon Limited Liability Company Act.

7.08 Other Distributions.

Additional distributions shall be made at such times and in such amounts as may be determined by the Managers. Any distributions other than those called for by this Section and Section 7.07 shall be distributed to Unit Holders in proportion to their Units.

Article VIII
Withdrawal and Dissolution

8.01 Withdrawal. Each Member agrees not to withdraw from the Company without the consent of all other Members. A voluntary withdrawal without such consent shall be effective one hundred sixty (160) days after written notice thereof is delivered to the Manager, but shall constitute a breach of this Agreement for which the Company and other Members shall have the remedies provided under applicable law. A Member's withdrawal shall not require the Company to liquidate the Member's membership interest.

8.02 Dissolution. Except as otherwise provided in this Agreement, the Company shall dissolve upon the approval of dissolution by a vote of the Members holding at least sixty percent (60%) of the Units Eligible to Vote.

8.03 Expulsion. A Member may be expelled for the reasons provided in ORS 63.209(1)(b) either upon the unanimous vote of all other Members holding Units Eligible to Vote, provided there are at least two other Members holding Units Eligible to Vote, or upon court order. An expelled Member shall be treated as having withdrawn from the Company as of the date of the expulsion. A Member's expulsion shall not require the Company to liquidate the Member's membership interest.

8.04 Removal. A Member may be removed if the Member stops providing services to the Company upon the sixty percent (60%) vote of all other Members holding Units Eligible to Vote, provided there are at least two other Members holding Units Eligible to Vote. A removed Member shall be treated as having withdrawn from the Company as of the date of the removal. A Member's removal shall not require the Company to liquidate the Member's membership interest.

8.05 Effect of Withdrawal or Other Event. Upon the withdrawal, death, removal, or expulsion of a Member or upon the death of a Unit Holder, the remaining Members may within one hundred twenty (120) days, without waiving any remedies in the case of voluntary withdrawal, elect to have the Company purchase the ownership interest of the affected Unit Holder pursuant to the provisions of Sections 8.07 and 8.08 hereof. If a Unit Holder is employed by or providing services to the LLC, upon the termination of a Unit Holder's employment or services, the Managers of the LLC may elect within sixty (60) days, without waiving any remedies, to have the LLC purchase any ownership interest of the affected Unit Holder pursuant to the provisions of Sections 8.07 and 8.08.

8.06 Liquidation Upon Dissolution and Winding Up. Upon the dissolution of the Company, the Manager shall wind up the affairs of the Company. A full account of the assets and liabilities of the Company shall be taken. The assets shall be promptly liquidated and the proceeds thereof shall be distributed to the Units Holders in proportion to their ownership percentages; provided, however, Holders of Class C Preferred Units shall receive in priority to all other classes of Units distributions equal to one times (1x) their Initial Purchase Price (the "Preferred Liquidation Preference") before distributions are made to other classes of Units. With approval by vote of the Members, the Company may, in the process of winding up the Company, elect to distribute certain property in kind.

8.07 Valuation of Unit Holder's Interest. Upon an election by the Company to purchase the interest of a Unit Holder pursuant to Section 8.05, the value of the affected Unit Holder's interest shall be the amount that the Unit Holder would receive if the Company were sold for its fair market value. The fair market value of the Company shall be determined by agreement between the remaining Members (acting by vote) and the affected Unit Holder or the affected Unit Holder's personal representative. In the event agreement as to such value cannot be obtained, the Company shall be valued by a third-party appraiser who is knowledgeable regarding the valuation of similar businesses and who is reasonably acceptable to both a majority in interest of the remaining Members and the affected Unit Holder or the affected Unit Holder's personal representative. The fair market value of the Company shall be determined as if it was sold as a going concern, without any discount for minority interest or premium for controlling interest. The costs of such an appraisal shall be divided equally between the Company and the transferring Unit Holder. In the event the remaining Members and the affected Unit Holder are unable to agree on an appraiser, the Managers may choose to select a third-party appraiser and have the Company pay the cost of the appraisal.

8.08 Payment for Unit Holder's Interest. The purchase price for a Unit Holder's interest purchased pursuant to Section 8.05 shall be paid as follows: ten percent (10%) within the later of (1) ninety (90) days of the triggering event or (2) thirty (30) days after determination of the value of the interest purchased, and the balance in nine equal, annual, amortized payments starting one year after the first payment. Interest shall accrue at 2% over the mid-term applicable federal rate for the month in which the triggering event occurred, as published by the Internal Revenue Service. The

Company may prepay the remaining amount of the purchase price at any time. In the event the Company is the beneficiary of insurance on the life of a Unit Holder, and that Unit Holder dies, that LLC shall use the proceeds of such insurance to prepay the purchase price for that Unit Holder's interest when those proceeds are received.

8.09 Effect of Purchase of Member's Interest. A Member shall cease to be a Member upon the Company's election to purchase the Member's ownership interest pursuant to Section 8.05 or upon the Member's earlier expulsion or withdrawal. During the period in which the Company is making payments to the former Member, the former Member shall have no rights as a Member in the Company.

8.10 Deadlock. If, while there are only two Members who own equal numbers of Units, the Members are unable to agree on a course of action for the Company to take, either Member may cause a purchase or sale of the other Member's Units in the manner set forth below:

(a) Notice and Option. Either member ("Offeror") may give written notice to the other member ("Offeree"). Such notice shall state a single price per Unit for the Units held by either member (the "Purchase Price"). The Purchase Price may be determined solely within the discretion of the Offeror. The Offeree shall thereupon have the option, within thirty (30) days of receipt of such written notice, to elect to either: (a) sell all of the Offeree's Units to the Offeror at the Purchase Price and on the terms stated in the Offeror's notice; or (b) purchase all of the Units of the Offeror at the Purchase Price and on the terms stated in the Offeror's notice. The election to exercise either of the options available to the Offeree shall be made by written notice to the Offeror. The Offeree's exercise of an option to purchase shall create an obligation on Offeree to purchase and the Offeror to sell the Units of the Offeror. The Offeree's exercise of an option to sell shall create an obligation on Offeror to purchase and the Offeree to sell the Units of the Offeree. The sale and purchase of the Units shall be closed within sixty (60) days of the date of election.

(b) Failure to Give Notice. If the Offeree does not give the Offeror timely notice of the Offeree's election of one of the options specified in Section 8.10(a), the Offeror shall purchase and the Offeree shall sell the Offeree's Units to the Offeror at the Purchase Price stated in the Offeror's notice. The sale and purchase of the Units shall be closed within sixty (60) days of the election date.

(c) Payment Terms. The purchase price for Units purchased pursuant to this Section 8.10 shall be paid as follows: ten percent (10%) at closing, and the balance in nine equal, annual, amortized payments with the first payment due one year after the closing date. Interest shall accrue at 2% over the mid-term applicable federal rate for the month in which the triggering event occurred, as published by the Internal Revenue Service. The purchaser may prepay the remaining amount of the purchase price at any time without penalty.

Article IX
Indemnification

9.01 Indemnification. The Company shall indemnify each of its Managers to the fullest extent permissible under Oregon law, as the same exists or may hereafter be amended, against all liability, loss and costs (including, without limitation, attorneys' fees) incurred or suffered by such person by reason of or arising from the fact that such person is or was a Manager of the. The Company may, by written action of the Members or Managers, provide indemnification to any employee or agent of the Company who is not a Manager. The indemnification provided in this section shall not be exclusive of any other rights to which any person may be entitled under any statute, bylaw, agreement, resolution of Members or Managers, contract, or otherwise.

9.02 Limitation of Liability. Any Manager of the Company shall not be liable to the Company or its Members for monetary damages for conduct as Manager except to the extent that the Oregon Limited Liability Company Act, as it now exists or may hereafter be amended, prohibits elimination or limitation of Manager liability. No repeal or amendment of this section or of the Oregon Limited Liability Company Act shall adversely affect any right or protection of a Manager for actions or omissions prior to the repeal or amendment.

Article X
Transfers of Interests

10.01 Restriction on Transfers. Except as otherwise permitted by this Agreement, no Unit Holder or assignee shall transfer all or any portion of such person's ownership interest in the Company. In the event that any Unit Holder or assignee pledges or otherwise encumbers any of such person's ownership interest in the Company as security for the payment of a debt, any such pledge or hypothecation shall not constitute a transfer unless and until such time as the pledgee or security holder attempts to foreclose upon the interest of the Unit Holder. Such a foreclosure or transfer by operation of law of the interest shall be considered a transfer subject to the provisions of Article X.

10.02 Permitted Transfers. Subject to the conditions and restrictions set forth in Sections 10.03 and 10.06 hereof, a Unit Holder or assignee may at any time transfer all or any portion of such person's ownership interest in the Company to:

(a) Any Member;

(b) The Unit Holder's spouse, descendants, or a trust for the benefit of the Unit Holder, the Unit Holder's spouse, and the Unit Holder's descendants;

(c) The transferor's executor, administrator, trustee, or personal representative to whom such interests are transferred at death or involuntarily by operation of law (however, the restrictions of Article X will apply on transfer by such person); or

(d) Any purchaser in accordance with Section 10.04 hereof.

10.03 Conditions to Permitted Transfers. A transfer shall not be treated as a permitted transfer under Section 10.02 hereof unless and until the following conditions are satisfied:

(a) Except in the case of a transfer of a person's ownership interest in the Company at death or involuntarily by operation of law, the transferor and transferee shall execute and deliver to the Company such documents and instruments of conveyance as may be necessary or appropriate in the opinion of counsel to the Company to effect such transfer and to confirm the agreement of the transferee to be bound by the provisions of this Agreement. In the case of a transfer of a person's ownership interest in the Company at death or involuntarily by operation of law, the transfer shall be confirmed by presentation to the Company of legal evidence of such transfer, in form and substance satisfactory to counsel to the Company. In all cases, the Company shall be reimbursed by the transferor and/or transferee for all costs and expenses that it reasonably incurs in connection with such transfer.

(b) Except in the case of a transfer at death or involuntarily by operation of law, the transferor shall furnish to the Company an opinion of counsel, which counsel and opinion shall be satisfactory to the Company, that the transfer will not cause the Company to terminate for federal income tax purposes and that such transfer will not cause the application of the rules of Internal Revenue Code of 1986, Sections 168(g)(1)(B) and 168(h) (generally referred to as the "tax exempt entity leasing rules") or similar rules to apply to the Company, the Company's property, or the Managers and Members.

(c) The transferor and transferee shall furnish the Company with the transferee's taxpayer identification number, sufficient information to determine the transferee's initial tax basis in the person's ownership interest in the Company transferred, and any other information reasonably necessary to permit the Company to file all required federal and state tax returns and other legally required information statements or returns. Without limiting the generality of the foregoing, the Company shall not be required to make any distribution otherwise provided for in this Agreement with respect to any transfer until it has received such information.

(d) Except in the case of a transfer of a person's interests in the Company at death or involuntarily by operation of law, either:

(i) Such a person's ownership interest in the Company shall be registered under the Securities Act of 1933, as amended, and any applicable state securities laws; or

(ii) The transferor shall provide an opinion of counsel, which opinion and counsel shall be satisfactory to the Company, to the effect that such transfer is exempt from all applicable registration requirements and that such transfer will not violate any applicable laws regulating the transfer of securities.

(e) Except in the case of a transfer of a person's ownership interest in the Company at death or involuntarily by operation of law, the transferor shall provide an opinion of counsel, which opinion and counsel shall be reasonably satisfactory to the other Members, to the effect that such transfer will not cause the Company to be deemed to be an "investment company" under the Investment Company Act of 1940.

(f) The transferee shall become a party to this Agreement by signing such documents and instruments as the Manager may reasonably request as may be necessary or appropriate to confirm such transferee's agreement to be bound by the terms and conditions of this Agreement.

10.04 Right of First Refusal. In addition to the other limitations and restrictions set forth in this Article, except as permitted by Section 10.02 hereof, no Unit Holder shall transfer all or any portion of such person's ownership interest in the Company (the "Offered Interest") unless such Unit Holder (the "Seller") first offers to sell the Offered Interests pursuant to the terms of this Section 10.04.

(a) Limitation on Transfers. No transfer may be made under this Section 10.04 unless the Seller has received a bona fide written offer (the "Purchase Offer") from a person (the "Purchaser") to purchase the Offered Interest for a purchase price (the "Offer Price") according to specified terms, with or without interest, which offer shall be in writing, signed by the Purchaser, and shall be irrevocable for a period ending no sooner than the day following the end of the Offer Period (as hereinafter defined).

(b) Offer Notice. Prior to making any transfer that is subject to the terms of this Section 10.04, the Seller shall give to the Company and each Member written notice (the "Offer Notice") which shall include a copy of the Purchase Offer and an offer (the "Firm Offer") to sell the Offered Interest to the Members (the "Offerees") for the Offer Price, payable according to the same terms as (or more favorable terms than) those contained in the Purchase Offer, provided that the Firm Offer shall be made without regard to the requirement of any earnest money or similar deposit required of the Purchaser prior to closing, and without regard to any security (other than the Offered Interest) to be provided by the Purchaser for any deferred portion of the Offer Price.

(c) Offer Period. The Firm Offer shall be irrevocable for a period (the "Offer Period") ending at 11:59 p.m., local time, at the Company's principal place of business on the ninetieth (90th) day following the date of the Offer Notice.

(d) Acceptance of Firm Offer. At any time during the first sixty (60) days of the Offer Period, any Offeree may accept the Firm Offer as to all or any portion of the Offered Interest by giving written notice of such acceptance to the Seller and the Company, which notice shall indicate the maximum Offered Interest that such Offeree is willing to purchase. In the event that within the first sixty (60) days of the Offer Period, Offerees ("Accepting Offerees"), in the aggregate, accept the Firm Offer with respect to all of the Offered Interest, the Firm Offer shall be deemed to be accepted. If Accepting Offerees provide offers that exceed the amount of the Offered Interest, the offers of the Accepting Offerees shall be reduced so that, to the greatest extent possible, the portions of the Offered Interest allocated to the Accepting Offerees correspond, first, to each Accepting Offeree's proportionate interest in the Company in relation to the other Accepting Offerees, and second, to the Accepting Offerees' relative offers with regard to the Offered Interest. In the event that Accepting Offerees, in the aggregate, accept the Firm Offer with respect to all of the Offered Interest, the Firm Offer shall be deemed to be accepted. If Offerees do not accept the Firm Offer as to

all of the Offered Interest during the Offer Period, the Firm Offer shall be deemed to be rejected in its entirety.

(e) Closing of Purchase Pursuant to Firm Offer. In the event that the Firm Offer is accepted, the closing of the sale of the Offered Interest shall take place within thirty (30) days after the Firm Offer is accepted or, if later, the date of closing set forth in the Purchase Offer. The Seller and all Accepting Offerees shall execute such documents and instruments as may be necessary or appropriate to effect the sale of the Offered Interest pursuant to the terms of the Firm Offer and this Article.

(f) Sale Pursuant to Purchase Offer. If the Firm Offer is not accepted in the manner herein provided, the Seller may sell the Offered Interest to the Purchaser at any time within sixty (60) days after the last day of the Offer Period or, if later, the date of closing set forth in the Purchase Offer, provided that such sale shall be made on terms no more favorable to the Purchaser than the terms contained in the Purchase Offer and provided further that such sale complies with other terms, conditions, and restrictions of this Agreement that are applicable to sales of a person's ownership interest in the Company and are not expressly made inapplicable to sales occurring under this Section 10.04. In the event that the Offered Interest is not sold in accordance with the terms of the preceding sentence, the Offered Interest shall again become subject to all of the conditions and restrictions of this Section 10.04.

10.05 Prohibited Transfers. Any purported transfer of a person's ownership interest in the Company that is not a permitted transfer shall be null and void and of no force or effect whatever, provided that if the Company is required to recognize a transfer that is not a permitted transfer (or if the Company, in its sole discretion, elects to recognize a transfer that is not a permitted transfer), the interest transferred shall be strictly limited to the transferor's Economic Rights with respect to the transferred interests, with distributions first applied (without limiting any other legal or equitable rights of the Company) to satisfy any debts, obligations, or liabilities for damages that the transferor or transferee may have to the Company.

In the case of a transfer or attempted transfer of a person's ownership interest in the Company that is not a permitted transfer, the parties engaging or attempting to engage in such transfer shall be liable to indemnify and hold harmless the Company and the other Members from all cost, liability, and damage that any of such indemnified persons may incur (including, without limitation, incremental tax liability and lawyers' fees and expenses) as a result of such transfer or attempted transfer and efforts to enforce the indemnity granted hereby.

10.06 Rights and Obligations of Assignees and Assignors.

(a) An assignment of a Member's ownership interest in the Company does not itself dissolve the Company or entitle the assignee to become a Member or exercise any Management Rights. A person who acquires a person's ownership interest in the Company, but who is not admitted as a substitute Member pursuant to Section 10.07 hereof, shall be entitled only to the Economic Rights with respect to such interests and shall have no Management Rights.

(b) A Member's assignment of a membership interest in the Company shall cause the Member to cease to be a Member with respect to the transferred membership interest and lose the power to exercise the Management Rights associated with the transferred membership interest. An assignee has no liability as a Member solely as a result of the assignment. A Member who assigns an ownership interest in the Company is not released from any liability to the Company solely as a result of the assignment of such Economic Rights.

(c) In the event a court of competent jurisdiction charges an ownership interest with the payment of an unsatisfied amount of a judgment with interest, to the extent so charged, the judgment creditor shall be treated as an assignee.

(d) For purposes of this Article, "Economic Rights" shall mean a holder's share of the profits, losses, and distribution of the Company pursuant to the Articles of Organization, this Agreement, or applicable law, but shall not include any Management Rights.

(e) For purposes of this Article, "Management Rights" shall mean the right of a Member to participate in the management of the Company, including the right to vote (to the extent that the Member's Units have a right to vote), to attend meetings, to inspect the books and records of the Company, and to receive any financial information.

10.07 Acceptance of Assignee as Substitute Member.

(a) Subject to the other provisions of this Article, a transferee of Economic Rights may be admitted to the Company as a substitute Member, with all of the Management Rights of a Member, only upon satisfaction of all of the conditions set forth below in this Section 10.07.

(i) The consent of Members holding at least sixty percent (60%) of the Units Eligible to Vote to such admission, which consent may be given or withheld in the sole and absolute discretion of the Members.

(ii) The transferee and transferee's spouse, if applicable, shall become a party to this Agreement as a Member by signing such documents and instruments as the Manager may reasonably request as may be necessary or appropriate to confirm such transferee as a Member in the Company and such transferee's agreement to be bound by the terms and conditions of this Agreement.

(iii) The transferee shall pay or reimburse the Company for all reasonable legal, filing, and publication costs that the Company incurs in connection with the admission of the transferee as a Member with respect to the transferred interests.

(iv) If the transferee is not an individual of legal majority, the transferee shall provide the Company with evidence satisfactory to counsel for the Company of the authority of the transferee to become a Member and to be bound by the terms and conditions of this Agreement.

(b) An assignee who becomes a substitute Member has, to the extent assigned, the rights and powers and is subject to the restrictions and liabilities of a Member under the Oregon Limited Liability Company Act, the Articles of Organization, and this Agreement, and is also liable for any obligations of the assignor to make contributions under Article II, but is not obligated for any other liabilities reasonably unknown to the assignee at the time the assignee becomes a Member.

(c) Even if an assignee becomes a substitute Member, the assignor is not released from the assignor's liability to the Company.

10.08 Distributions and Allocations Regarding Transferred Interests. If any person's ownership interest in the Company is transferred during any fiscal year in compliance with the provisions of this Article, profits, losses, each item thereof, and all other items attributable to such interest for such fiscal year shall be divided and allocated between the transferor and the transferee by taking into account their varying interests during such fiscal year in accordance with Internal Revenue Code of 1986, 706(d), using any conventions permitted by law and selected by the Manager. All distributions on or before the date of such transfer shall be made to the transferor and all distributions thereafter shall be made to the transferee. Solely for purposes of making such allocations and distributions, the Company shall recognize such transfer not later than the end of the calendar month during which it is given written notice of such transfer, provided that if the Company is given written notice of a transfer at least ten (10) days prior to the transfer, the Company shall recognize such transfer as of the date of such transfer, and provided further that if the Company does not receive a written notice stating the date such interest was transferred and such other information as the Manager may reasonably require within thirty (30) days after the end of the fiscal year during which the transfer occurs, then all such items shall be allocated, and all distributions shall be made to the person who, according to the books and records of the Company, was the owner of the interest on the last day of the fiscal year during which the transfer occurs. Neither the Company nor any Manager shall incur any liability for making allocations and distributions in accordance with the provisions of this Section 10.08, whether or not any Manager or the Company has knowledge of any transfer of ownership of any interest.

Article XI
Sale of the Company's Membership Units

If Members holding at least sixty percent (60%) of the Units Eligible to Vote vote in favor of a specific sale of all of the Units of the Company, all Unit Holders shall sell their Units as part of that sale, so long as all Unit Holders participate in that sale equally in terms of price per Unit and other terms and conditions except those terms and conditions having to do with individual arrangements, if any, such as those between the Unit Holder and the purchaser relating to employment and restrictions on future activities.

Article XII
Amendments

12.01 By Members. The Members may amend or repeal the provisions of this Agreement by agreement of Members owning sixty percent (60%) of Units Eligible to Vote set forth

in writing or by action taken at a meeting of Members called for that purpose. This Agreement may not be amended or repealed by oral agreement of the Members.

12.02 By Managers. A Manager may not amend or repeal the provisions of this Agreement.

Article XIII
Miscellaneous

13.01 Additional Documents. Each Unit Holder shall execute such additional documents and take such actions as are reasonably requested by the Manager in order to complete or confirm the transactions contemplated by this Agreement.

13.02 Arbitration. Any dispute among the Unit Holders or among the Unit Holders and the Company concerning this Agreement shall be settled by arbitration before a single arbitrator, using the rules of commercial arbitration of the Arbitration Service of Portland Inc. Arbitration shall occur in Portland, Oregon. The parties shall be entitled to conduct discovery in accordance with the Federal Rules of Civil Procedure, subject to limitation by the arbitrator to secure just and efficient resolution of the dispute. If the amount in controversy exceeds $10,000.00, the arbitrator's decision shall include a statement specifying in reasonable detail the basis for and computation of the amount of the award, if any. A party substantially prevailing in the arbitration shall also be entitled to recover such amount for its costs and attorneys' fees incurred in connection with the arbitration as shall be determined by the arbitrator. Judgment upon the arbitration award may be entered in any court having jurisdiction. Nothing herein, however, shall prevent a Unit Holder from resort to a court of competent jurisdiction in those instances where injunctive relief may be appropriate.

13.03 Counterparts. This Agreement may be executed in two or more counterparts, which together shall constitute one agreement.

13.04 Governing Law. This Agreement shall be governed by Oregon law, without regard to principles of conflicts of law.

13.05 Headings. Headings in this Agreement are for convenience only and shall not affect its meaning.

13.06 Severability. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of the remaining p Agreement are intended solely for the benefit of the Members and shall create no rights or obligations enforceable by any third party, including creditors of the Company, except as otherwise provided by applicable law.

[*signature page to follow*]

CERTIFICATE OF ADOPTION

The undersigned Manager of Riff LLC does hereby certify that the above and foregoing Second Amended and Restated Operating Agreement of the Company was adopted by the requisite Members and Managers of the Company as the Operating Agreement of the Company and that the same does now constitute the Operating Agreement of the Company, replacing in its entirety and superseding any prior operating agreements of the Company.

DATED EFFECTIVE 11/12/2021 __, 2021.

DocuSigned by:

11B47CF8973B46A...

Paul Evers, Manager

Additional Unit Holder or Member Signature Page

The undersigned hereby agrees to the terms and conditions of that certain Second Amended and Restated Operating Agreement dated effective ____________ __, 2021. Unless and until admitted as a Member pursuant to Section 10.07, the undersigned is an assignee with Economic Rights only and without Management Rights.

Name: ___________________________________

Address: ___________________________________

____

Units: ___________________________________

By: _________________________________